UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fan Stake Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Florida

Date of organization
August 7, 2024

Physical address of issuer
222 Lakeview Ave, Suite 800, West Palm Beach, FL 33401

Website of issuer
www.fanstake.io

Name of intermediary through which the Offering will be conducted
Andes Capital Group LLC

CIK number of intermediary
0001348811

SEC file number of intermediary

008-67202

CRD number, if applicable, of intermediary

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Common Stock

Target number of Securities to be offered
15,000

Price (or method for determining price)
$1.00

Target offering amount
$15,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
September 15, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

2

Current number of employees
1

	Most recent fiscal year-end (As of Inception 8/7/24)	**Prior fiscal year-end**
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 3, 2024

FORM C

Up to $5,000,000.00

Fan Stake Inc



Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Fan Stake Inc, a Florida Corporation (the "Company"), as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Preferred Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Company intends to raise at least $15,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Andes Capital Group LLC (the "Intermediary"). The Intermediary will be entitled to receive 3% of the amount raised in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$15,000.00	$450.00	$14,550.00
Aggregate Maximum Offering Amount	$5,000,000.00	$150,000.00	$4,850,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at fanstake.io no later than 120 days after the end of the Company's fiscal year. **The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is September 20, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or Florida;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR

OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: fanstake.io

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Fan Stake Inc (the "Company") is a Florida Corporation, formed on August 7, 2024.

The Company is located at 222 Lakeview Ave, Suite 800, West Palm Beach, FL 33401.

The Company's website is www.fanstake.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Fan Stake Inc (the "Company," "we" and "our"), is a newly organized Florida corporation that has been formed to facilitate public investment in specified future professional sports earnings of individual athletes. The Company enters into Athlete Agreements with promising collegiate athletes in which Fan Stake will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each under an "Athlete Agreement"). Fan Stake through its funding portal at www.Fanstake.io then allows investors to participate in the performance of those individual athlete agreements through direct investment in Fan Stake. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

Our funding platform (www.fanstake.io) operated by Fan Stake, Inc. (the "FanStake Platform"), is an investment interface that allows individual investors to have direct access to investment opportunities in the prospective sports income earned by an athlete, via Athlete Agreements of the Company. Investments made available through the registered investment portal at Fanstake.io are made in oversight through our registered broker-dealer Andes Capital. Together, Fan Stake and FanStake.io provide sports fans the opportunity to buy interests associated with the performance of college athletes, and share in the financial success of those athletes' careers through endorsement deals, NIL and professional contracts.

The Company's principal office is located at 222 Lakeview Avenue, Suite 800 West Palm Beach, FL 33401, and its website is www.fanstake.io.

The Offering

Minimum amount of Common Stock being offered	15,000
Total Common Stock outstanding after Offering (if minimum amount reached)	4,665,000
Maximum amount of Common Stock (if maximum amount reached)	5,000,000
Total Common Stock outstanding after Offering (if maximum amount reached)	9,650,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 15, 2025
Use of proceeds	See the description of the use of proceeds on page 42 hereof.
Voting Rights	See the description of the voting rights on page 48 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on our pioneering athlete funding portal connecting top college athletes with brands, sponsors, and investors, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the next twelve months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, increase athletes under agreement and establish offices in several states.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new athlete candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our business model and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a very limited operating history, which may make it difficult for investors to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to athletes in exchange for rights to future earnings.

We were incorporated under the laws of Florida on August 7, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our operations to date have been limited to organizing and staffing our Company, evaluating, targeting, and accessing athletes that meet our criteria, negotiating the acquisition of rights associated with those athletes, engaging in marketing campaigns for the offering of these shares and managing our potential Athlete Agreements. We have entered into one Athlete Agreement. We intend to enter into additional Athlete Agreements in the future with other contract parties and are actively pursuing these Athlete Agreements.

We have no history to demonstrate, and we can make no assurances, that our business model will be successful, or whether any of our Athlete Agreements will be profitable. Consequently, it will be difficult for anyone to predict our future success, performance, or viability, and more difficult than it would be if we had a longer operating history and/or successful Athlete Agreements to judge the viability of our business model. Any such predictions may not be accurate or reliable.

Given our start-up nature, investors may not be interested in making an investment and we may not be able to raise all of the capital we seek for our initial Athlete offerings or any future offering and this could have a material adverse effect upon our company and the value of your interests.
Due to our start-up nature, there can be no guarantee that we will reach our funding target from potential investors with respect to any athlete or future proposed Athlete of Interest. In the event we do not reach a funding target, we may not be able to achieve our strategic objectives. In addition, if the Company is unable to raise funding for additional athletes of Interest, this may impact any Investors already holding Interests as they will not see the benefits which arise from economies of scale following the acquisition of additional income streams pursuant to Athlete Agreements by other offerings of Interests.

There are few businesses that have pursued a strategy or investment objective similar to ours which may make it difficult for our company and Interests to gain market acceptance. We believe the number of other companies offering fractional, and micro interests in the prospective career earnings of professional athletes (many of whom may still be in the minor leagues, other amateur league, or playing at the collegiate level) or proposing to run a platform for micro investment opportunities in prospective sports career earnings is very limited to date. We may not gain market acceptance from potential Investors, and the larger strategy and model might not gain sufficient acceptance from potential athletes. This could diminish our ability to identify and enter into a sufficient number of Athlete Agreements, or that those that are entered into may prove not to generate significant income (if any). This could impact the issuance of further Athlete Agreements and additional income streams being acquired by us. This would further inhibit market acceptance of the Company, and its business plan and any investor holding an interest in the prospective career earnings of an athlete pursuant to a particular Athlete Agreement.

There is currently no trading market for our Securities. An active market in which Investors can resell their Securities may not develop.
Currently no public trading market for any Securities exists and an active market may not develop or be sustainable. If an active public or private trading market for our securities does not develop or is not sustainable, it may be difficult or impossible for

you to resell your Securities at any price. We expect that through the Fanstake.io Platform stockholders will be afforded access to an alternative trading system, operated by a registered broker dealer; however, stockholders may ultimately not have liquidity with respect to their Securities. There can be no assurance that a matching transaction will be found for any given Investor who attempts to purchase or sell the Securities. Furthermore, there can be no guarantee that another third-party broker-dealer will provide these trading services, or continue to provide these services if engaged, or that the Company will be able to pay any fees or other amounts that would be required to maintain that service. Changes in securities laws may also cause the liquidity platform to be operated differently than anticipated. Without any such matching service, it may be difficult or impossible for you to dispose of your Securities, and even if there is such a matching service you might not be able to effect a resale through the Fan Stake Platform. Accordingly, you may have no liquidity for your Securities. Even if a public or private market does develop through the Fan Stake Platform or otherwise, the price of the Securities at which you could sell your Securities might be below the amount you paid for them.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.
Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on trademarks, trade secret laws, and confidentiality procedures to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement or misappropriation of our proprietary rights against third parties. Any such action could result in significant diversion of resources and management's attention, and there can be no assurance we will be successful in such action.

We are reliant on its officers and directors. Our business and operations could be adversely affected if we lose key personnel.
The successful operation of the Company (and therefore, the success of the Securities) is in part dependent on the ability of the Company to source and acquire interests in the prospective career earnings of professional athletes pursuant to Athlete Agreements and for the Company to maintain the FanStake.io Platform. As the Company has only been in existence since August 7, 2024 and is an early-stage startup company, it does not have significant operating history. In addition, the success of the Company (and therefore, the Securities) will be highly dependent on the expertise and performance of the Company's officers and directors and other professionals (which include third parties) to source and acquire potential income streams through Athlete Agreements with current or prospective collegiate or professional athletes. There can be no assurance that these individuals will continue to be associated with or engaged by the Company. The loss of the services of one or more of these individuals could have a material and adverse effect on the Fan Stake interests and, in particular, their on-going management and use to support the investment of Investors.

Competition with other parties developing or offering fractionalized sports-earnings investment products, or otherwise seeking an interest in future sports earnings of athletes, may reduce our profitability.

There are and will likely be other parties engaged in acquiring interests in athletes' prospective earnings, many of which may have greater resources than the Company. Larger entities may enjoy significant competitive advantages that result from, among other things, being able to offer better contractual terms to athletes. Such competition could make it more difficult for the Company to enter into future Athlete Agreements or obtain future funding, which could affect the Company's growth. Furthermore, the success of the Company and the value of the Securities is dependent, in part, on the Company being able to enter into a sufficient number of Athlete Agreements (or similar contractual rights) so that Investors can benefit from economies of scale and diversification that could transpire from holding an interest in more than one athlete's prospective earnings. The activity of identifying athletes and entering into Agreements (or similar arrangements) is competitive and involves a high degree of uncertainty. For example, only a limited number of football players reach, or have the potential to reach, the professional football league and only a subset of those athletes may consider entering into an Athlete Agreement. The Company will compete for these opportunities with other parties, including parties that may launch a strategy similar to the Company's. These competitors may have more experience, more resources, may be willing to accept more risk than the Company, and otherwise may be more appealing to potential athletes. This competition may increase prices, reduce returns, and reduce or eliminate opportunities for additional Athlete Agreements. In the event that the Company is unable to source additional Athlete Agreements, for example, due to competition for such assets or lack of those types of assets available in the marketplace, then this could materially and negatively affect the success of the Company and each Interest by hindering its ability to issue additional athlete offerings and, therefore, its ability to capitalize on economies of scale and diversification.

Risks Related to the Fan Stake Platform

Non-compliance with regulations with respect to the operation of the Fan Stake Platform may result in the abrupt cessation of the Company or the Fan Stake Platform or rescission of any contracts entered into or materially and adversely affect your ability to transfer your Securities.

The Company has developed an interface which will serve to facilitate the purchase and sale of micro equity investments into future sports income streams of collegiate and professional athletes. The Company has determined that the creation and operation of the Fan Stake Platform would not cause a regulatory authority to determine that the Company is acting as a broker or dealer. However, regulations and guidance in this area evolve and may be difficult to interpret and apply. For example, in January 2022 the SEC proposed new rules that, if enacted, would expand the definition of an "exchange" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The application of these proposed rules, or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reaching conclusion than the Company regarding the Company's regulatory status. If a regulatory authority determines that the Company, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, the Company may need to stop operating, which could result in our properties not being actively managed or there

16

being no Platform through which investors may dispose of their interests. In addition, if the Company is required to register as a broker-dealer, there is a risk that any secondary purchase or sale while the Company was not registered may be subject to a right of rescission.

Furthermore, while we do not believe that the Fan Stake Platform is itself a securities exchange or an alternative trading system under the Exchange Act, if regulators make a determination to the contrary, the Company (or the Fan Stake Platform) would be required to register as a securities exchange or qualify and register as an alternative trading system, either of which could cause the Company to stop operating. Further, if the Company is found to be in violation of the Exchange Act due to operation of an unregistered exchange, it could be subject to significant monetary penalties, censure or other actions that may have a material and adverse effect on the Company and may require it to stop operating, meaning we would not have an entity with overall oversight of the Company, or otherwise be unable to maintain the Fan Stake Platform.

The Fan Stake Platform is highly technical and may malfunction.
The Fan Stake Platform is a complex system composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon the ability of the Company's officers and directors and third-party service providers to prevent system interruption on the Fan Stake Platform. Software, including open source software that is incorporated into the code necessary for the Fan Stake Platform's operation, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in the Company's software code may only be discovered after the code has been released. Bugs in the Fan Stake Platform's software, third-party software including open source software that is incorporated into its code, misconfigurations of its systems, and unintended interactions between systems could cause downtime that would impact the availability of service to platform users. Any errors, bugs, or vulnerabilities discovered in code or systems for the Fan Stake Platform after release could result in an interruption in the availability of the Fan Stake Platform or a negative experience for users and Investors and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of platform users, loss of revenue or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

Potential breach of the security measures of the Fan Stake Platform could have a material adverse effect on our company and the value of your investment.
The highly automated nature of the Fan Stake Platform through which potential Investors may acquire or transfer Securities may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. The Fan Stake Platform processes certain confidential information about investors. While we intend to take commercially reasonable measures to protect the confidential information and maintain appropriate cybersecurity, the security measures of the Fan Stake Platform, the Company or any of its service providers could be breached. Any accidental or willful security breaches or other unauthorized access to the Fan Stake Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and

expensive litigation and negative publicity, or loss of the proprietary nature of the Company's trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Fan Stake Platform software are exposed and exploited, the relationships between the Company, Investors, users could be severely damaged, and the Company could incur significant liability or have their attention significantly diverted from utilization of the properties, which could have a material negative impact on the value of Interests or the potential for distributions to be made on the Interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, the third-party hosting used by the Fan Stake Platform and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause Investors, property sellers, or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Fan Stake Platform. Any security breach, whether actual or perceived, would harm the reputation of the Company and the Fan Stake Platform and the Company could lose Investors. This would impair the ability of the Company to achieve its objectives of acquiring the rights to receive additional Athlete Amounts through the issuance of further Securities (as described in "*Description of the Business – Business of the Company*").

Our business depends in large part on the integrity and performance of the technology, computer, and communications systems supporting them. If new systems fail to operate as intended or our existing systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in service outages, adverse effects on primary issuance or Investment Windows, through the Fan Stake Platform and during Investment Windows, resulting in decreased customer satisfaction and regulatory sanctions.

While we have programs in place to identify and minimize our exposure to vulnerabilities and to share corrective measures with our business partners, we cannot guarantee that such events will not occur in the future. Any system issue that causes an interruption in services, including the Fan Stake Platform, decreases the responsiveness of our services or otherwise affects our services could impair our reputation, damage our brand name, and negatively impact our business, financial condition, and operating results.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our investors and athletes, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by choosing reliable third party data partners. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to the Athlete Agreements and our Business Plan

There is no way to guarantee that any individual player will produce sufficient (or any) professional sports income to enable Investors of a particular athlete to be entitled to distributions of income from the Company.

There are numerous risks and uncertainties associated with the athletes in which the Company seeks to acquire in interest in their future sports earnings. The success of the Athlete Agreements will depend upon the income, success and longevity of an athlete in collegiate and professional sports. Any given athlete that is a party to an Athlete Agreement may never achieve any income from a professional team, suffer a sudden injury or career volatility, change career paths or otherwise cease to generate (or never generate) income through professional sports earnings. Therefore, the Company is unable to reliably predict the timing or amount of future cash receipts, or when or if Investors in a particular athlete will receive any distributions of income from the Company. Given the potentially long-term nature of the Athlete Agreements, which track an athlete's entire sports career, and the inherent uncertainty around when or if an athlete will begin to receive, or cease to receive, income from an endorsement, NIL or professional sport, any Athlete Agreement may generate lower amounts of income than we anticipate, or none at all. Even if an athlete does produce some Brand Income, the Company may incur expenses related to entry into a Brand Agreement and promoting and launching an offering or other expenses that are too high to generate sufficient cash flow to enable Investors to be entitled to distributions of income from the Company. As described elsewhere in this Form C, an individual athlete is entitled to receive 80% of the gross proceeds of the offering associated with such athlete, in exchange for granting the Investors associated with such athlete the right to receive a percentage of the athlete's future gross sports income. As such, even if such athlete was successful in generating income from a professional sport, it could take a significant amount of time for investors to recover their initial investment, if at all.

We have incurred losses since our inception and anticipate that we will continue to incur losses in the future.

We are currently in a start-up phase and therefore have a very limited operating history. Investment in our Company is highly speculative because it entails substantial upfront cost and significant risk that we may never become commercially viable. The Company has incurred expenses from which we have benefited. The Company is not obligated to continue to incur expenses on our behalf or lend us any funds and we expect that we will incur significant expenses related to our ongoing operations.

We expect to continue to incur losses for the foreseeable future as we continue evaluating, targeting, and accessing athletes, negotiating the terms of Athlete Agreements that meet our criteria, and developing the infrastructure necessary to support our operations to enhance the value of those athletes. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, the rate at which we are able to enter into Athlete Agreements that meet our criteria and the ability of those Athlete Agreements to generate income and cash flow. Even if our Athlete Agreements generate cash flows, they may not produce payments quickly enough to cover our expenses. If any athletes with whom we have or may contract in the future, fail to make payments in amounts we expect, or at all, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our expected future losses will have an adverse effect on our stockholders' equity and working capital.

Our Auditor issued a "going concern" note in the audited financials.

Fan Stake Inc. has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

Our principal source of cash flows for the foreseeable future will be derived from our Athlete Agreements.

Our principal source of cash flows for the foreseeable future will be derived from Athlete Agreements. There are a number of risks relating to Athlete Agreements. If any of these risks occur it could have a material and adverse impact on our business, financial condition, and results of operations.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly B. Michael Friedman, our Chief Executive Officer. Our executive officers or key employees could terminate their employment with the Company at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

The Company could be subject to political, economic, climate and force majeure risks.

Fan Stake is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the sports industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics/pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

We may not have sufficient insurance coverage and an interruption of our business or loss of a key member of our personnel or player due to injury or death could have a material adverse effect on our financial condition and operations.

We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

We could become involved in claims or litigations that may result in adverse outcomes.

From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters.

Risks Relating to Our Athlete Agreements

We have very limited experience managing Athlete Agreements and we have very limited historical performance data about our Athlete Agreements.

We entered into our first Athlete Agreement on September 12, 2024. Due to our limited experience with Athlete Agreements, we have limited historical performance data regarding our ability to generate cash receipts from the management of Athlete Agreements and the likelihood of long-term performance of the player, or our ability to aid players in enhancing their personal brand reach and brand value. We may change how we estimate the value of future Athlete Agreements, and investors who invest early may not benefit from the experience that we gain from our early Athlete Agreements.

Our revenue received under our Athlete Agreements will depend upon the continued satisfactory performance of the related athlete, and we do not have any rights to require the athlete to take any significant actions to attract or maintain or otherwise generate income.

Some or all of the income that an athlete is expected to generate is contingent on continued satisfactory performance and is not guaranteed. Although we structure our Athlete Agreements so that the athlete maintains the substantial majority of future income earned as an athlete to help ensure that the athlete will maintain incentives to continue to generate income from professional athletics, we can provide no assurances that the athlete will do so. While our Athlete Agreements requires a certain number of virtual meetings and autograph signings, an athlete may retire from being a collegiate athlete, at any time and for any reason, or may suffer a career ending injury. An athlete has no obligation to take any actions to generate income and may choose not to do anything to generate income. Our current Athlete Agreement contains and future Athlete Agreements will contain no restriction on the ability of an athlete to change professions or earn money in unrelated fields, and such income may not be subject to the athlete payments under the Athlete Agreement. In any of these events, we may lose some or all of the potential income associated with Athlete Agreements.

Our athletes will not be affiliates, directors, officers or employees of our Company and will not owe fiduciary duties to us or any of our stockholders. Our athletes will not have obligations to enhance the value of their personal brand or disclose information to our stockholders.

Events in an athlete's personal life, including relationships with spouse, family, friends, etc. could have a significant impact on an athlete's performance in their occupation. An athlete is and/or will be under no obligation to disclose any personal matters to the holders of shares of our stock. In addition, an athlete has no obligation to enhance the value of their personal brand. For example, a contract party in the NBA may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential income and conflict with stockholders' interests in maximizing income. Since an athlete's obligations under an Athlete Agreement are solely limited to obligations owed to the Company, the holders of shares of our stock have no contractual right to enforce such obligations against such Athlete. Furthermore, since an athlete is and/or will not be a director or an officer of the Company, such athlete owes no fiduciary obligations to the holders of shares of our stock. As a result, our stockholders will have no recourse directly against an athlete, either under their respective Athlete Agreement or under the securities or corporate laws.

An athlete may become subject to injury, illness, medical condition or death, or could be subject to public scandal or other reputational harm.
Our focus for the foreseeable future is to enter into Athlete Agreements with promising athletes who have the potential to play professional sports. There is a high risk of injury in many collegiate and professional sports. Nevertheless, we do intend to require insurance against the loss of athlete payments as a result of injury, illness, medical condition, reputation or death of the athlete. Therefore, if an athlete becomes injured or sustains a serious illness or other adverse medical condition in the course of their professional career or otherwise, or dies, the Athlete Payments, would likely be dramatically less than we anticipate, or may cease completely.

Any harm to the public reputation of an athlete, or association of the athlete's name with a public scandal, may reduce the athlete's ability to participate in professional athletics, reducing the potential for Athlete Payments.

Our Athlete Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Fan Stake to pursue remedies against Athletes in the event of any default.
The payments under an Athlete Agreement will be unsecured obligations of the athlete and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any payments that may be owed to us under an Athlete Agreement if those amounts are not paid. If the athlete defaults under the Athlete Agreement, there can be no assurances that the athlete will have adequate resources, if any, to satisfy any obligations to us under the Athlete Agreement.

An economic downturn and adverse economic conditions may harm an athlete's earning potential.
Economic downturns and adverse economic conditions may negatively affect the earnings of an athlete. For example, the NFL market salary cap is dependent upon the revenues the NFL receives and an economic downturn could result in a stagnant or declining salary cap.

The amount of money generated by Athlete Agreements with an athlete is substantially dependent upon the athlete's ability to become contracted and play out his athlete contract.
The opportunity to receive dividends from an investment in shares or cash payments will depend in large part upon the ability of an athlete to generate significant future income from endorsement deals, NIL and professional sports contracts. However, in many cases, the amount of return under a athlete contract is not guaranteed. If an athlete does not

enter into high-value athlete contracts, or cannot complete the terms of the athlete contract, there is no guarantee that the Athlete Agreement will result in positive cash flow.

An athlete could cease playing sports at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from collegiate or professional leagues.

We expect that a significant portion of the revenue we expect to receive from an athlete will come from future professional athlete contracts. However, an athlete could cease playing collegiate athletics at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new position, if they incur negative publicity or if they are suspended or banned from their league. If any of these were to occur, an athlete would not receive amounts under their existing athlete contract and may not be able to secure future sports contracts.

Athletes could be negatively affected by a work stoppage.

If the collegiate league experiences a work stoppage, then the earnings of an athlete in such organized sports organization will be adversely affected. If either a strike or a lockout occurs during a playing season, an athlete's earnings may be suspended. An athlete's earnings are heavily dependent on their endorsement deals, NIL and professional contracts and would be negatively affected by any such work stoppage. This would have a negative impact on the payments we receive under Athlete Agreements. We can give no assurances that such work stoppages will not occur.

In general, we have limited historical data upon which to base our valuation and projections of an athlete's future earnings potential.

The Athlete as well as additional prospective athletes may not yet have been promoted to major league sports. Although they may currently play in collegiate leagues, their past performance may not be inductive of their future performance in the major leagues. As a result, we have limited historical data upon which to build our analysis and valuation of the future professional sports earnings.

It is difficult to estimate with precision the projected future earnings of an athlete because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.

Because the length of an athlete's playing career is uncertain, we make certain estimates to predict an athlete's career length. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of an athlete in his professional sport activities. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in our shares.

Future negative publicity could harm an athlete's reputation and impair the value of his personal brand.

The return on your investment depends on the value and strength of the personal brand and reputation of the athletes as well as the financial success of Fan Stake as a whole. Unfavorable publicity regarding an athlete's performance or his behavior off the field could negatively affect his brand and reputation. Any negative publicity regarding an athlete's on- field performance or off-the-field behavior or otherwise could damage his reputation and impair the value of his brand.

Jazz Gardner's **potential future NBA contract is a significant portion of the future cash we would receive under the Gardner Agreement.**

Much of the future cash expected to be received under the Gardner Agreement is tied to Jazz Gardner's prospects of a professional basketball career and his future NBA player contracts. Further all of the cash that you would receive as distributions from the shares of stock would be tied to endorsement, NIL and professional contracts for Jazz Gardner and future athletes. We cannot guarantee that Jazz Gardner and our athlete offerings will be able to enter into a professional league contracts.

Any revenue received from the Gardner Agreement will be subject to the performance and health of Jazz Gardner as well as the risks related to Athlete Agreements in general.

Future payments from the Gardner Agreement are subject to risks, including:

- The profitability of the Gardner Agreement is substantially dependent upon Mr. Gardner entering into a high-value NBA player contract. If Mr. Gardner does enter into additional high-value NBA player contracts, there is no guarantee that there will be any payments and therefore any distributions related to your investment.
- We have very limited experience managing Athlete Agreements and we have very limited historical performance data about our Athlete Agreements.
- The contract with Mr. Gardner is our first contract and was entered on September 15, 2024.
- Cash received under the Gardner Agreement will depend upon the continued satisfactory performance of Mr. Gardner, and we do not have any rights to require him to take any actions to attract or maintain or otherwise generate earnings.
- Mr. Gardner is not our affiliate, director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. Mr. Gardner has no obligation to enhance the value of his personal brand or disclose information to our stockholders.
- Professional earnings may decrease due to factors outside the control of Mr. Gardner, such as an injury, illness, medical condition or his death, or due to other factors such as public scandal or other reputational harm.
- The Gardner Agreement is not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Fan Stake to pursue remedies against Mr. Gardner in the event of any default.
- The financial and other information that we obtained and/or will obtain from Mr. Gardner or other third parties may be inaccurate and may not accurately reflect his true financial position, and the risk of default on the Gardner Agreement may be significant and may be higher than we anticipate.
- Our due diligence procedures may not reveal all relevant information regarding Mr. Gardner and may result in an inaccurate assessment of the projected value of his personal brand.
- An economic downturn and adverse economic conditions may harm Mr. Gardner's earning potential.
- The amount of money generated by the Gardner Agreement is substantially dependent upon Mr. Gardner' ability to become contracted by NBA and play out

his athlete contract.

- Earnings may be reduced by work stoppage.
- There could be a decline in the popularity of the professional sports organization in which Mr. Gardner plays, or he may never achieve that popularity or market acceptance that we have projected.
- We have limited data upon which to base our valuation and projections of a Mr. Gardner' future earnings potential.
- It is difficult to estimate with precision the projected future earnings of Mr. Gardner because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.
- Future negative publicity of Mr. Gardner could harm his reputation and impair the value of his brand.

The occurrence of any of the above my limit payments received under the Gardner Agreement and/or payments received as professional earnings, which would mean that may not receive any distributions related to your ownership of the Securities.

Cash distributions to Investors are subject to the discretion of the Company and cannot be guaranteed.
There can be no assurance that any cash distributions will be made to the Investors of any Athlete Offering. Although the Company intends to distribute on a quarterly basis substantially all net income received under an Athlete Agreement to the Investors, the Athlete Agreement does not compel the Company to make distributions at any defined interval or amounts, and, instead grants the Company the discretion to make distributions at such times and in such amounts as the Company shall reasonably determine. There can be no assurance that the Company will at any time (or from time to time) have sufficient resources to make discretionary distributions to the Investors or that the Company will determine it is in the best interests of the Company to make distributions at any specific time, in any specific amounts or at any specific intervals.

The Company has discretion as to the use of proceeds.
The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management;
upon whose judgment and discretion the investors must depend.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are

unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise capital or offset operating expenses with realized Brand Amounts, could result in our bankruptcy or other event which would have a material adverse effect on us and our investors. There can be no assurance that we will achieve our investment objectives.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael Friedman who is the sole director and officer of the Company. The Company has or intends to enter into employment agreements with Michael Friedman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael Friedman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax

provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could *significantly disrupt the Company's operations and **could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers] we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Fan Stake management.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of Common Stock will be subject to dilution.
Owners of Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of Common Stock or Securities convertible into Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

FanStake.io allows fans to invest in athletes' futures, sharing in their success. Like venture capital for startups, FanStake identifies promising sports stars, offering fans a chance to invest in their careers. FanStake gives fans a unique opportunity to back the next big professional athlete and share in their earnings.

Business Plan

Our Company's core business is the identification and acquisition of the right to receive a defined percentage of an individual athlete's prospective sports earnings, if any, including NIL grants, endorsement deals, salary and bonuses earned by that player from a major league or professional contract, pursuant to individual Athlete Agreements. These Athlete Agreements or similar contractual rights generally may be referred to in this Form C, collectively, as the "assets" or each, individually, as an "asset," and an Athlete Agreement correlating to a particular athlete may be referred to as an "Athlete Asset."

We currently anticipate that the operations of the Company, including the formation of additional athlete offerings and the corresponding acquisition of additional assets, will benefit investors by allowing investors to build a diversified portfolio of these alternative investments in athletes. 1. Browse Athlete Offerings from Multiple Sports. 2. Register and Invest in an Athlete 3. Earn $$$ Together.

History of the Business

The Company was formed as a corporation on August 7, 2024 under the laws of the State of Florida, and is authorized to issue 10,000,000 shares of Common Stock. On September 10, 2024, the company designated 5,000,000 shares of Common Stock at $1.00 for this Offering.

Planned Milestones

For the Company:

Over the next 12-months, Fan Stake intends to enter into additional contracts with athletes and conduct Regulation Crowdfunding offerings by executing on both business and financing related objectives.

Additional Planned Milestones for the Company include:
- Launch and complete Jazz Gardner Crowdfunding campaign
- Evaluate and select additional athletes
- Sign additional contracts with athletes
- Launch additional Regulation Crowdfunding campaigns

For Jazz Gardner:
- Provide Signed Memorabilia for Investors
- Virtual and In-Person Meet & Greets with Investors
- Private Events for Investors
- Discounted Game Tickets for Investors

The Company has committed up to $150,000 under the Athlete Agreement with Jazz Gardner. In the event the Company does not raise sufficient funds from this Offering, it can proportionally reduce the amount of the Athlete Agreement and/or receive funding from an additional source.

Strategy and Focus

Our strategy is to acquire a percentage of endorsement contracts, NIL grants and the prospective professional sports earnings of individual athletes paid by a professional sports team in the NFL, NBA, MLB, MLS or other professional leagues to and for the duration of the Agreements with such athletes. We intend to primarily focus on acquiring rights to receive potential Brand Income of collegiate or in some cases professional athletes who are early in their career in football, basketball, soccer, golf, tennis or baseball.

Historically, athletes have only entered into these types of agreements in exchange for payment from their future earnings with closed-door funds and/or companies. Together with our registered crowd funding platform www.Fanstake.io, we intend to democratize access to these opportunities so that fans can become involved while enhancing brand value for athletes to a much greater extent than was previously possible. Under these terms, we plan to enhance the reach and value of the player's brand, thereby increasing the potential value of the player and the agreement for our investors and shareholders.

Through each step of the athlete's career, we plan to facilitate and monetize opportunities for fans who invest in our offerings to engage in various ways with athletes with whom we have Athlete Agreements.

Process for Identification and Acquisition of Athlete Investments

Our process for identifying and acquiring an interest in the potential future Brand Income of selected athletes leverages our network of team members, who are licensed sports agents and attorneys, former professional athletes, as well as third-party talent managers and marketing agencies.

In determining whether to enter into an Athlete Agreement with any particular athlete and to offer Investors the opportunity to invest in the prospective Athlete Income of such athlete, we consider a variety of factors, including:

-The athlete's performance on the field or court and his or her potential for professional sports earnings, which may include an analysis of his or her estimated NIL evaluation, career length, biological factors (e.g. age, weight, etc.), lifestyle factors and statistics.

-The public opinion and popularity of an athlete and the potential associations people make or may make with respect to a player, including the athlete's public persona, appearance, history and background, and public statements or positions on matters of public concern.

-The athlete's reputation with the applicable professional sport as well as potential to have a successful professional sports career.

Under our business model, prospective athletes may receive an upfront fee for entering into a Athlete Agreement, but are primarily paid a significant portion of the proceeds of the Fan Stake crowdfunding offering associated with such athlete.

The Company's Products and/or Services

Product / Service	Description	Current Market
www.FanStake.io Online Platform	Platform that allows fans to invest in athletes' future earnings through a FINRA-approved crowdfunding engine. Similar to investing in art or real estate, fans can buy equity in an athlete's future professional earnings.	Hyper-passionate sports fans.

We have no new products in development.

We offer fans the ability to invest in athletes' futures through a FINRA- approved crowdfunding engine.

Competition

Although we are focused on a unique asset class with a unique business model, there is potentially significant competition for the rights to receive a portion of future Brand Income of collegiate and up and coming athletes from many different market participants, as well as competition with other parties developing or offering fractionalized sports-earning investment products and amongst other fractional interest issuers more generally. With the increase in popularity in the asset class, we expect competition for similar financial arrangements with athletes will expand in the future. In addition, there are companies that are developing or offering fractionalized interests in other alternative asset classes such as song royalties, collectibles, and art who may decide to expand into the asset class.

Supply Chain and Customer Base

The Company's customers are primarily hyper-passionate fans of any sport, including high school, college, and professional.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance
Fan Stake Inc. through its FINRA registered crowdfunding engine and portal www.FanStake.io intends to launch securities offerings pursuant to Regulation CF under

the Securities Act. Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 222 Lakeview Ave, Suite 800, West Palm Beach, FL 33401

The Company conducts business in Florida and New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$450	3.00%	$150,000
Campaign marketing expenses or related reimbursement	33.33%	$5,000	2.00%	$100,000
Estimated Attorney Fees	0.00%	$0	0.50%	$25,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.20%	$10,000
General Marketing	0.00%	$0	2.00%	$100,000
Research and Development	0.00%	$0	0.15%	$7,500
Manufacturing	0.00%	$0	0.03%	$1,500
Equipment Purchases	0.00%	$0	0.07%	$3,500
Future Wages	0.00%	$0	3.50%	$175,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	1.00%	$50,000
Repayment of Debt	0.00%	$0	1.00%	$50,000
General Working Capital	0.00%	$0	1.55%	$77,500
Portfolio of Athletes	63.67%	$9,550	80.00%	$4,000,000
Admin	0.00%	$0	5.00%	$250,000

Total	100.00%	$15,000	100.00%	$5,000,000

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Fan Stake Inc, a Florida corporation with offices in West Palm Beach Florida and New York City, allows fans to invest in athletes' futures, sharing in their financial success. Like venture capital startups, the management of Fan stake identifies promising sports stars using Ai and machine learning analytics, offering fans a chance to invest in their collegiate careers. Fan Stake empowers the fans to not only be emotionally involved in their favorite athlete, but to invest and share in the future earnings of that athlete including NIL (Name, Image Likeness) grants, endorsements and professional contracts, a privilege until recently limited to private equity funds and institutional investors. The Company's regulated crowd funding platform located at www.Fanstake.io allows fans to invest in featured athletes' future earnings through a FINRA-registered crowdfunding engine under REG CF. Similar to investing in fractional fine art, real estate or racehorses, fans can by fractional equity in an athlete's future career and professional earnings.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If the Company is unable to raise the cap amount of $5,000,000, we will adjust the use of proceeds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
B. Michael Friedman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & CEO: Inception to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
B Michael Friedman is a Wall Street veteran of twenty plus years and seasoned entrepreneur based in Miami, Florida . He has served as Co-founder & CEO of Fan Stake Inc. since the company's inception. His career is marked by an investment banking and venture capital background as founder of First Level Capital, with a proven track record in founding and scaling startups to successful exits including Draft Kings, Instacart with participation in upcoming IPO's Kraken and Klarna and Moneyline Sports, of which Mr.

Friedman is also the CEO and Founder. Mr. Friedman holds both a business degree from a Florida State University and a degree in venture capital studies from Columbia University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one (1) Director and 3 advisory board members.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,650,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms or information.	This is the same class of securities as the Securities being issued in this Regulation CF Offering except with different voting rights.

The Company has the following debt outstanding: None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is Five (5) Million Dollars.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Corporation's common stock is issued as follows: 3,000,000 shares to B. Michael Friedman; 500,000 shares to Isa Peguero Friedman; 500,000 shares to First Level Capital; 50,000 shares to Tom Goedde; 150,000 shares to Jeffrey Glusman; 150,000 shares to Ardent Advisors; 250,000 shares to Sean Alterman; and 50,000 shares to Paul Johnson.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
B. Michael Friedman	65.22%

Following the Offering, the Purchasers will own 0.32% of the Company if the Minimum Amount is raised and 51.81% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

42

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 shares of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $15,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 15, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Andes Capital Group LLC , the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
3.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The Company has engaged Koreconx and Clear Trust as its transfer agents to maintain current records of investors.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.001 per share, of which 4,665,000 common shares will be issued and outstanding.

Dividends

The dividend rate of the Securities is 0.0%. Dividends are payable only in cash upon profitable athlete contracts.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Common Stock.

The Securities do not have a liquidation preference.

Investment Perks

We are offering the following investment perks, as described on the offering page, to investors:

- 100 Shares

Buy 100 shares and receive a Fan Stake baseball cap.

- 200 Shares

Buy 200 shares and receive a Fan Stake baseball cap and signed game Jersey from Jazz Garner.

- 400 Shares

Buy 400 shares and receive an autographed special edition Jazz Gardner basketball, a signed game jersey, and a Fan Stake baseball cap.

- 2000 Shares

Buy 2000 shares and receive VIP Game Experience with Jazz Gardner. This includes 2 tickets to a home game, dinner, and the opportunity to meet Jazz Gardner.

- 4,000 Shares

Buy 4000 shares and receive VIP Game Experience. This includes 2 tickets to Gardner's home game, dinner, and the opportunity to meet Jazz and sign 2 basketballs and 2 game jerseys.

- 10,000 Shares

Buy 10,000 Shares and receive VIP Game experience, signed memorabilia and attend professional Draft with Jazz with celebration dinner for 2 guests.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Type of Transaction	Stock Issuance
Related Person/Entity	Isa Peguero Friedman
Relationship to the Company	Wife of Director & CEO
Total amount of money involved	N/A
Benefits or compensation received by related person	Shares in the Company
Benefits or compensation received by Company	Services
Description of the transaction	Isa Peguero Friedman was granted 500,000 shares of Common Stock in exchange for $5,000 in services to be rendered on behalf of the Company.

Type of Transaction	Stock Issuance
Related Person/Entity	First Level Capital
Relationship to the Company	First Level Capital is owned by B. Michael Friedman, the Company's CEO and Director.
Total amount of money involved	N/A
Benefits or compensation received by related person	Shares in the Company
Benefits or compensation received by Company	Services
Description of the transaction	First Level Capital was granted 500,000 shares of Common Stock in exchange for $5,000 in services to be rendered on behalf of the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Updates

Information regarding updates to the Offering and to subscribe can be found here, investfanstake.com.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/B Michael Friedman
(Signature)

B Michael Friedman
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/B Michael Friedman
(Signature)

B Michael Friedman
(Name)

President
(Title)

9/20/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A: FINANCIAL STATEMENTS

EXHIBIT B: OFFERING PAGE

EXHIBIT C: CORPORATE ARTICLES

EXHIBIT D: JAZZ GARDNER AGREEMENT

EXHIBIT E: VIDEO TRANSCRIPT

EXHIBIT F: SUBSCRIPTION AGREEMENT

EXHIBIT A

FINANCIAL STATEMENTS

Fan Stake, Inc. (the "Company") a Florida Corporation

Statement of Financial Position (Audited) and
Independent Auditor's Report

As of inception – August 7, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Fan Stake, Inc.

We have audited the accompanying statement of financial position of Fan Stake, Inc. as of its inception on August 7, 2024. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Fan Stake, Inc. as of its inception on August 7, 2024 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 3, 2024

Vincenzo Mongio

Statement of Financial Position

	As of August 7, 2024 (inception)
Assets	
Total Assets	-
Liabilities and Equity	
Total Liabilities	-
Commitments and Contingencies (Note 4)	
Equity	-
Total Liabilities and Equity	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Fan Stake, Inc. (the "Company") was incorporated in Florida on August 7, 2024. The company has not commenced operations and plans to facilitate micro investments in specified future professional sports earnings of individual athletes. The aim of the Company is to acquire the rights to a specific percentage of the future Brand Income of professional football, baseball, soccer, or basketball athletes (although may include other sports), and will predominantly target collegiate, minor league or already professional athletes who are early in their career.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. At inception, the Company did not have any financial transactions or tax burden.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $.001 per share. No shares were issued and outstanding as of the date of inception.

Common stockholders are entitled to one vote for each share of stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 7, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 3, 2024, the date these financial statements were available to be issued. No events require disclosure.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial

NOTE 7 – GOING CONCERN (CONTINUED)

statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT B

OFFERING PAGE





9:41

This funding platform is operated by Andes Capital Group, LLC

FanStake

Invest In FanStake

Startups like ours usually seek investments from venture capital firms. We're doing things differently. Our Community Round is open to

everyone.

Share Price: $1

Minimum Investment: $250

Invest Now

VIEW FORM C

VIEW ALL FILINGS

On this page




On this page...

Invest In FanStake

Share Price	$1
Investment Min.	$250
Offering Close Date	09/05/2025
Target Offering Min.	$15,000
Max. Offering Size	$3,000,000

Invest Now

View Form C Filing

View All Filings

Mission

FanStake will empower college athletes to capitalize on their Name, Image, and Likeness (NIL) while supporting their academic and athletic pursuits.

Olivia Dunne: Profiting from NIL



Dunne is TikTok's million-dollar tumbler. The all-American gymnast at Louisiana State University is the world's most-followed college athlete. The New Jersey native has turned her 12 million followers into endorsement gold.

💡 The Opportunity

Fan Stake Inc., a Florida corporation with offices in West Palm Beach Florida and New York City, allows fans to invest in athletes' futures, sharing in their financial success. Like venture capital startups, the management of Fan Stake identifies promising sports stars using Ai and machine learning analytics, offering fans

machine learning analytics, offering fans a chance to invest in their collegiate careers. Fan Stake empowers the fans to not only be emotionally involved in their favorite athlete, but to invest and share in the future earnings of that athlete including NIL (Name, Image Likeness) grants, endorsements and professional contracts, a privilege until recently limited to private equity funds and institutional investors.

The Company's regulated crowd funding platform located at www.Fanstake.io allows fans to invest in featured athletes' future earnings through a FINRA-registered crowdfunding engine under REG CF. Similar to investing in fractional fine art, real estate or racehorses, fans can purchase fractional equity in an athlete's future career and professional

earnings.

 # Key Highlights

- Growing market: $1.4 billion NIL industry expected to expand significantly.
- Unique asset class: Diversify your portfolio with athlete NIL investments and receive cash flow/dividends on athlete investments.
- Scalable platform: Technology-driven matching athletes and funding process.
- Support the next generation of sports leaders.
- Join the movement transforming college athletics.

- Expert team: Seasoned professionals in sports marketing, finance, and athlete management.

Revolutionize the Future of College Athletics and Invest in the Growing NIL Market and Empower College Athletes.

 ## Meet The Team

Experienced professionals in sports marketing, finance, and athlete management including Draft Kings, EA Sports, PGA Golf and venture capital firms.





Michael Friedman

20+ year veteran of capital markets, founder of First Level Capital and FanStake. Unicorn IPO fund investments and exits in Draft Kings, Kraken, Klarna and Instacart among others.

Linkedin Bio



Tom Goedde

Architect ofLegendary Brands; former CMO at Draftkings; VPofGlobal Product, Brand &Athlete Marketing EASports; current President ofSimWin Sports.

Linkedin Bio



Jeff Glusman

20+ years of Athlete wealth management experience. Jeff was the former Senior Vice President of Merrill Lynch and SunTrust Sports & Entertainment Group.



Paul Johnson

PGA Tour -18years(lastposition heldwas
EVP ofInternational); EASports -Former
Head of Commercial and Partnerships







Head of Commercial and Partnerships,
Competitive Gaming (Esports) Group.

Linkedin Bio

How It Works

Browse Athlete Offerings
from Multiple Sports.

Register and invest in an Athlete

Register and invest in an Athlete.



Earn $$$ Together

FanStake powered by Moneyline Sports analytics, is an athlete investment platform where fans become investors AND own a stake in featured athletes in exchange for sharing a percentage of future earnings in their professional contracts and careers.

Our Investment Strategy

- Identify top college athletes with high NIL and professional draft potential.
- Provide funding for athletes to build their personal brands.
- Partner with athletes to create and monetize content, products, and experiences.
- Offer mentorship, marketing support, and networking opportunities.

 The Athlete Journey





Investment Thesis

- College athletes are influencers as well with significant social media followings and local market appeal.
- NIL rights unlock new revenue streams for athletes, including endorsements, sponsorships, and merchandise sales.
- By investing in athletes' futures earnings, we can generate returns through revenue sharing, equity appreciation, and brand partnerships.



Key Benefits

- Athletes gain financial support, mentorship, and marketing expertise.
- Investors access a new asset class with potential for high returns.
- Partners benefit from association with top college athletes and their loyal fan bases.

Target Investment Size: $150,000 to $500,000 per athlete

Target Return: 3-5x investment over 3-5 years

 Primary Objectives

1. Capital Appreciation: Achieve a minimum return of 20% IRR (Internal Rate

of Return) over a 3-5 year investment horizon, driven by:

- Revenue growth from athlete NIL Grants, endorsements, sponsorships, and merchandise sales.
- Appreciation in athlete market value and brand equity.

2. Revenue Sharing: Generate regular income through revenue sharing agreements with athletes, targeting:

- 10-20% of athlete endorsement and professional contract revenue.
- Quarterly distributions to investors.

 Secondary Objectives

Diversification – Spread Investments



Diversification – Spread investments across:

- Multiple sports (e.g., football, basketball, soccer, golf, tennis).
- Various NCAA divisions and conferences.
- Different athlete positions and profiles.

⚠️ Risk Management

Mitigate Risks through:

- Diversification across athletes and sports.
- Regular portfolio rebalancing. Continuously adjust the portfolio to maintain balance and manage risk.
- Active athlete support and mentorship. Provide ongoing support

to athletes to enhance their performance and reduce potential risks.

- Athlete Insurance policies. Secure insurance for injury, reputation and death to protect investments.

 # Social Impact

Foster Positive Social Impact by:

- Supporting athlete education and career development. Help athlete advance their academic and professional careers.
- Promoting diversity, equity, and inclusion in sports. Advocate for a more inclusive and diverse sports environment.

- Encouraging community engagement and philanthropy. Inspire athletes and investors to contribute to their communities and charitable causes.

 # Key Performance Indicators (KPIs)

1. IRR (Internal Rate of Return).
2. Revenue growth rate.
3. Athlete market value appreciation.
4. Portfolio diversification metrics.
5. Investor satisfaction and retention rates.

 # Investment Example



Featured Athlete

Athlete: Tyler "T-Bone" Jackson, star quarterback at University star quarterback at University of Texas

Investment Size Total:
$1,000,000

Investment Term: 4 years (throughout Tyler's college eligibility)

Revenue Sharing: 15% of Tyler's NIL revenue

Equity Stake: 5% of Tyler's future NFL marketing revenue (if he enters the NFL)



Potential Revenue Streams

Endorsements

Tyler partners with local Austin businesses (e.g., car dealership, restaurant) for $50,000/year

Sponsorships

Tyler signs with national brands (e.g., Nike, Gatorade) for $200,000/year

Merchandise

Tyler sells his own branded

merchandise (e.g., jerseys, t-shirts) for $100,000/year

Social Media

Tyler earns money from sponsored social media posts (e.g., Instagram, TikTok) for $50,000/year

 # Projected Revenue Growth

Year 1

$200,000

Year 2

$350,000

Year 3

$500,000

Year 4

$750,000

 **Investor Perks**

$250

Signed Jersey

$500

Signed Basket Ball and Jersey

$1000

Game Tickets

$5,000

Private dinner and VIP event with Athlete. Signed Jersey and basket ball

$10,000

Signed game jersey and 4 basket

balls. NFT Rookie card signed, VIP game tickets/event and pro draft attendance.

 **Investor Returns**

- Revenue Sharing:
  15% of Tyler's NIL revenue = $30,000 (Year 1), $52,500 (Year 2), $75,000 (Year 3), $112,500 (Year 4)
- Equity Stake (if Tyler enters NFL):
  5% of NFL marketing revenue (projected $500,000/year) = $25,000/year

Total Investor Return: $500,000 (initial investment) + $270,000 (revenue

sharing) + $100,000 (equity stake) =
$870,000

IRR (Internal Rate of Return)
22.1% per annum

This example illustrates how an
investment in a college football player's
NIL can generate returns through
revenue sharing and equity appreciation.
Keep in mind that actual results may
vary based on factors like athlete
performance, market demand, and
industry trends.

 **Investment Opportunity**

We invite you to invest in FanStake, a

pioneering athlete funding portal connecting top college athletes with brands, sponsors, and investors. Our platform empowers athletes to capitalize on their Name, Image, and Likeness while supporting their academic and athletic pursuits.

Use of Funds

- Athlete acquisition and marketing.
- Compliance and regulatory infrastructure.
- Operational costs and team expansion.
- Platform development and technology enhancements.

Projected Returns

- 20% IRR (Internal Rate of Return) over 5 years.
- Diversified revenue streams: athlete NIL investments, platform fees, and brand partnerships.

 # Discussion

Moneyline Sports Reg CF Comment Policy

Use this section to ask MoneyLine questions directly. Responses from issuer are marked Official. No off-topic comments.

Got it

Comments for this thread are now closed

2 Comments

 Login ▾

Newest Oldest

 **Jimmy**
a year ago

how much has been raised to date?





TL.
a year ago

Hi - what is your valuation, burn rate, and cash on hand?

 Subscribe  Privacy  Do Not Sell My Data



investments@andescap.com

(312) 376 - 4510

About Us: BCP   FINRA Broker Check

Privacy Policy   Terms of Use

IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE INTEC BIOPLASTIC, INC. (THE "COMPANY") AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENT OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. THE COMPANY IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH ANDES CAPITAL GROUP, LLC ("ANDES CAPITAL"), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL

WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, THE COMPANY. ANDES CAPITAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER ANDES CAPITAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. ANDES CAPITAL, IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA'S BROKERCHECK. THE COMPANY AND ANDES CAPITAL ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING

WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF THE COMPANY AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES," "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S

CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS, INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINTIES THAT

COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM C. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR

REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. THE MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY RAPIDLY. HOWEVER, WE SUGGEST INVESTORS CAREFULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY.

REFUND POLICY

YOU MAY CANCEL YOUR INVESTMENT AT ANYTIME, FOR ANY REASON UNTIL 48 HOURS PRIOR TO A CLOSING OCCURRING. IF YOU HAVE ALREADY FUNDED YOUR INVESTMENT AND YOUR FUNDS ARE IN ESCROW, YOUR FUNDS WILL BE PROMPTLY REFUNDED TO YOU UPON

CANCELLATION. TO SUBMIT A REQUEST TO CANCEL YOUR INVESTMENT PLEASE EMAIL INVESTMENTS@ANDESCAP.COM WITH REFERENCE TO YOUR INVESTMENT DETAILS AND YOUR CONTACT INFORMATION.

EXHIBIT C

CORPORATE ARTICLES

Electronic Articles of Incorporation
For

P24000051530
FILED
August 07, 2024
Sec. Of State
mkanderson

FAN STAKE INC

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

FAN STAKE INC

Article II

The principal place of business address:

222 LAKEVIEW AVE 7TH FLOOR
WEST PALM BEACH, FL.   33401

The mailing address of the corporation is:

66 HUDSON BLVD EAST 23RD FLOOR
NEW YORK, NY.   10001

Article III

The purpose for which this corporation is organized is:

TECHNOLOGY PLATFORM ALLOWING FANS TO STAKE THEIR FAVORITE COLLEGIATE ATHLETES

Article IV

The number of shares the corporation is authorized to issue is:

10000000

Article V

The name and Florida street address of the registered agent is:

CORPORATION SERVICE COMPANY
1201 HAYS STREET
TALLAHASSEE, FL.   32301

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: CYNTHIA LESKI ON BEHALF OF CSC

P24000051530
FILED
August 07, 2024
Sec. Of State
mkanderson

Article VI

The name and address of the incorporator is:

MICHAEL FRIEDMAN
222 LAKEVIEW AVE 7TH FLOOR

WEST PALM BEACH, FL 33401

Electronic Signature of Incorporator: MICHAEL FRIEDMAN

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P,D
MICHAEL FRIEDMAN
222 LAKEVIEW AVE 7TH FLOOR
WEST PALM BEACH, FL. 33401

EXHIBIT D

JAZZ GARDNER AGREEMENT



ATHLETE NIL FUNDING AGREEMENT

This Athlete NIL Funding Agreement (this "**Agreement**") is entered into by and between Fan Stake, Inc. ("**Fan Stake**"), and Jazz Amani Gardner ("**Player**"), as of the last date set forth on the signature page (the "**Effective Date**"). For the purposes of this Agreement, Fan Stake and Player each may be referred to herein as a "**Party**" and together as the "**Parties.**"

WHEREAS, in consideration for the Player's performance of NIL Services (as later defined) and other duties and obligations under this Agreement, Fan Stake agrees to pay Player a fee in the amount of One Hundred and Fifty Thousand Dollars (USD $150,000.00) (the "**Fee**");

WHEREAS, in exchange for the Fee, Player will provide certain deliverables and allow Fan Stake to utilize Player's name, image, and likeness as described herein (the "**NIL Services**") and grant Fan Stake a three percent (5%) interest in Player's Professional Basketball Earnings and NIL Earnings for the duration of the Term (as later defined).

WHEREAS, Athlete acknowledges that Fan Stake's payment of the Fee is not a loan, and Player is not responsible for paying any amounts to Fan Stake unless and until he/she receives any Professional Basketball Earnings and/or NIL Earnings.

NOW THEREFORE, in consideration of the terms and conditions set forth herein, the Parties hereby agree as follows:

1. **DEFINITIONS**

    1.1   "**Endorsement Deal**" means any circumstance in which the Player enters into an agreement with a person or entity to publicly endorse or provide social media content or postings regarding the person or entity's products or services.

    1.2   "**NIL Activities**" means any activity or action taken by the Player for the licensing of Player's name, image, and/or likeness to any third party and/or in furtherance of Player's activities as a social media influencer, including, but not limited to providing on-line posting, marketing, modeling, attending events, and/or creating content for others.

    1.3   "**NIL Fee**" means any and all gross compensation, royalties, commissions, incentives, or other remuneration paid to PLAYER or any organization controlled by PLAYER performing NIL Activities. For the avoidance of doubt, NIL Fee(s) shall include any and all gross amounts paid as a result of any advertising, social media promotions (i.e. X f/k/a Twitter,

1

Facebook, Instagram, Snapchat, TikTok, YouTube or other similar Social Media channels now existing or arising in the future), television, motion picture, streaming, radio, podcast, broadcast, print, billboard, digital, website, internet licensing, sponsorship, endorsement, promotion, appearances or other business pursuits of Player.

1.4 **"Platform"** means any website, application, or other form of technology that facilitates the creation or sharing of information, ideas, interests and other forms of expression via on-line communities and/or networks including for example, but not limited to X f/k/a Twitter, Facebook, Instagram, Snapchat, TikTok, YouTube or other similar Social Media channels now existing or arising in the future.

1.5 **"Platform Payments"** mean any payment or other remuneration provided by a Platform to Player.

1.6 **"Professional Basketball Activities"** means any activity or action taken by the Player related to Player's providing of services as a professional basketball plyer in a Professional Basketball League.

1.7 **"Professional Basketball League"** means any association of basketball teams that compete against each other in which players are paid a salary or other compensation for their participation in the league including, but not limited to, the National Basketball Association ("NBA"), the Euro League, Spain's Liga ACB ("ACB"), Turkish Basketball Super League ("BSL"), Russia's VTB United League ("RVTB"), Germany's Basketball Bundesliga ("BBL"), Italy's Lega Baset Serie A ("LBA"), France's LNB Pro ("FLNB"), Adriatic League ("ABA"), Greek A1 League, ("A1"), Australian National Basketball League ("NBL"), Lithuania's LKL ("LKL"), Chinese Basketball Association ("CBA"), and Liga Nacional de Baloncesto Profesional ("LNBP").

1.8 **"Social Media"** means forms of electronic communication (such as, but not limited to, Platforms for social networking) through which users create or participate in online communities.

2. **FEE.**

In exchange for Player's performance of NIL Services, Fan Stake agrees to make payment of the Fee in accordance with the following terms:

2.1 **Initial Payment.** Fan Stake shall make payment to Player in the amount: (i) of Ten Thousand Dollars (USD $10,000.00) on or before September 9, 2024, and (ii) Fifteen Thousand Dollars (USD $15,000.00) within twenty-four (24) hours following Player's execution of this Agreement (collectively, the "**Initial Payment**")

2.2 **Final Payment.** Fan Stake shall make payment to Player in the amount of One Hundred and Twenty-Five Thousand Dollars (USD $125,000.00) within forty-five (45) days following the official public launch of Fan Stake's registered crowdfunding platform ("**Final Payment**").

3. **NIL SERVICES.**

In exchange for the Fee, during the Term, Player agrees to provide the following NIL Services for and on behalf of Fan Stake:

3.1 **License.** Player hereby grants to Fan Stake a non-exclusive, irrevocable, sub-licensable, royalty-free and worldwide license to use the Player's name, image, likeness, comments, biographical information, and/or athletic reputation for the advertisement or publication of Fan Stake or its products or services, or otherwise in connection with the business of Fan Stake including, but not limited to, using Player's name, image, likeness, and/or athletic reputation in social media posts, interviews, online content, press releases, and any other media, on Fan Stake's website/platform, or in its promotional materials. Fan Stake shall have complete ownership of any image, recording, product, copy, presentation or other material created pursuant to such license and/or otherwise resulting from Player's performance of NIL Services, including all intellectual property interests therein ("**Work Product**"); provided, Fan Stake shall not commercially exploit Work Product or publicly utilize Player's name, image, and likeness following the expiration and/or termination of this Agreement unless it is to inform the public of the existence, but not the specific terms, of this Agreement and the Parties' business relationship. For clarity, the Parties understand that they both shall comply with all of: (i) Player's university's compliance rules, regulations and applicable state laws regarding the use of Player's name, image, likeness, comments, biographical information and/or athletic reputation which may be in effect from time to time during the Term, and (ii) any Professional Basketball League or associated team's policies, rules and regulations as may be in effect from time to time during the Term.

3.2 **Podcasts.** Player shall participate in podcasts with Fan Stake representatives for use for marketing on Social Media and/or other promotional materials as follows: (i) bi-weekly during Player's athletic season, and (ii) once a month during Player's athletic off-season. Podcasts shall be no longer than twenty (20) minutes in duration.

3.3 **Interviews.** Player shall participate in up to four (4) interviews per year with Fan Stake's CEO.

3.4 **Autographs.** During the Term, Player shall participate in up to four (4) autograph sessions per year, as arranged by Fan Stake, to sign athlete jerseys and/or other memorabilia provided at Fan Stake's discretion. Fan Stake shall have all ownership right, title and interest in such autographed items. At Fan Stake's election, such autographs may be made either (a) in person, at a meeting between Player and a representative of Fan Stake at a mutually agreed upon time and location (such in-person meeting not to exceed four (4) hours); or (b) remotely via the use of a reputable shipping or courier service selected by Fan Stake and at Fan Stake's expense, in which case Player shall return the autographed items to Fan Stake in the manner prescribed by Fan Stake within thirty (30) days after receiving such items.

3.5 **Personal Appearances.** During the Term, Player agrees to make up to six (6) personal appearances per year for the purpose of promoting Fan Stake or its products or services at events, including, but not limited to, meet-and-greets, corporate functions, and charity events (collectively, "**Fan Stake Events**"). Fan Stake shall have all ownership right, title and interest in all the property created at Fan Stake Events, including, but not limited to, all intellectual property such as original content, all of the foregoing to be treated as Work Product in accordance with the terms set forth in Section 3.1 of this Agreement.

3.6   Notice Period. Fan Stake shall provide Player with at least seven (7) days' prior written notice requesting Player's performance of autograph sessions and/or appearance at Fan Stake Events, subject to Player's pre-existing athletic commitments. In the event of any conflict resulting in Player's inability to perform any autograph session and/or appear at a Fan Stake Event, the Parties shall mutually negotiate Player's performance of substitute services relating thereto.

3.7   Travel Expenses. In the event Player is required to travel in order to appear at any autograph session and/or Fan Stake Event, Fan Stake agrees to pay for all travel and/or lodging expenses approved by Fan Stake for Player's performance of such services.

3.8 Excluded Activities. For avoidance of doubt, during any period during the Term of this Agreement where Player is a student at an NCAA college, university, or similar educational institution, Player shall not be asked or required to engage in any of the activities set forth in this Section 3 while engaged in activities organized by the athletic department of the Player's NCAA college, university, or similar educational institution or in a manner that conflicts with the rules, requirements, or obligations imposed by such NCAA college, university, or similar educational institution.

4.   FAN STAKE PAYMENTS.

4.1   "Fan Stake Payments" means Player's payment of five precent (5%) of Player's: (i) Professional Basketball Earnings and (ii) NIL and Endorsement Earnings over the course of the Term, calculated annually.

(a)   **"Professional Basketball Earnings"** means all of Player's gross earnings or other compensation paid to Player by a Professional Basketball League team during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary, bonuses, payments made to Player by reason of Player's participation in any playoff game, all-star game, tournament or other championship event, and any other compensation whatsoever earned by Player in his performance of Professional Basketball Activities for a Professional Basketball League team.

(b)   **"NIL Earnings"** means all of Player's gross earnings or other compensation paid to Player from Endorsement Deals and/or NIL Activities, including, but not limited to NIL Fees and/or Platform Payments, provided to Player during the Term by anyone other than Fan Stake.

(c)   Professional Basketball Earnings and NIL Earnings shall be calculated in US Dollars without taking into account any encumbrances or other deductions in connection with the payment of agents, financial advisors or any other fee arrangements based on Player's receipt thereof.

4.2   Obligation to Make Fan Stake Payments. Player shall have no obligation to make any Fan Stake Payments to Fan Stake unless and until the Player has received any Professional Basketball Earnings or NIL Earnings and Player shall have no obligation to pay to Fan Stake any difference between the aggregate payments made by Player to Fan Stake during Player's career and the Fee if such payments are less than the Fee

4.3   Timing of Fan Stake Payments. Player shall make Fan Stake Payments to Fan Stake within thirty (30) days following the completion of each calendar year during the Term, starting from the date Player first receives any Professional Basketball Earnings or NIL Earnings.

4.4   Assisting Fan Stake in Receiving Fan Stake Payments. Player agrees to take all reasonable steps to ensure that Fan Stake receives Fan Stake Payments due under this Agreement, including but not limited to executing any authorizations or other documents allowing for the withholding of amounts due to Fan Stake and remission of funds to Fan Stake.

(a)   <u>Assignment of Player's Right to Receive Fan Stake Payments</u>. To secure Fan Stake's right to receive the Fan Stake Payments, to the maximum extent permitted under applicable law in effect from time to time, Player hereby assigns (as and when earned), or shall assign when Player has an assignable interest in any future Fan Stake Payments to Fan Stake all right, title and interest on and to the Fan Stake Payments.

(b)   <u>Irrevocable Payment Instruction Letter</u>. Upon Fan Stake's request, Player shall execute an irrevocable payment instruction letter as provided in <u>Exhibit A</u> (**"Instruction Letter"**) in order to ensure that Fan Stake is able to receive any payments due directly from a payor of Professional Basketball Earnings or NIL Earnings or any other person or entity in possession of Player's Professional Basketball Earnings or NIL Earnings. Fan Stake will hold the executed copy of the Instruction Letter in abeyance and will not submit such item unless Player fails to remit any payment due to Fan Stake in a timely manner. Player understands that in the event that Player fails to pay Fan Stake in accordance with the terms set forth herein, Fan Stake will submit a copy of the executed Instruction Letter to a payor of Professional Basketball Earnings or NIL Earnings or any other person or entity in possession of Player's Professional Basketball Earnings or NIL Earnings and by signing the Instruction Letter, Player authorizes Fan Stake to do so. Player further acknowledges that Fan Stake's submission of an Instruction Letter to a payor of Professional Basketball Earnings or NIL Earnings or other person or entity according to this section shall not constitute a disclosure of Confidential Information in violation of this Agreement.

(c)   <u>Effect of Marriage on Fan Stake Payments</u>. Player shall, if applicable, use reasonable efforts to secure the signature of Player's spouse in substantially the form of spousal consent attached hereto as <u>Exhibit B</u>. In the event that Player fails to secure such signature, and as a result a portion of the Professional Basketball Earnings or NIL Earnings of Player is deemed "community property," or Player's spouse can otherwise claim legal ownership to any Professional Basketball Earnings or NIL Earnings, then Player shall nonetheless be required to calculate and deliver any installment payments of the Fan Stake Payments based on the entirety of the Professional Basketball Earnings and NIL Earnings as applicable (including any such portion thereof that is deemed to be such spouse's share of community property or otherwise property of such spouse).

4.5   Taxes. Player shall be solely responsible for the payment of all taxes on the Fee and any of Player's earnings calculated prior to making any payments to Fan Stake. Fan Stake shall not be required to indemnify or "gross up" Player for the amount of any such taxes. Player shall indemnify Fan Stake for and hold it harmless from and against any taxes of Player, which may be sought against, imposed upon or suffered by Fan Stake or which Fan Stake may incur as a result of Fan Stake's failure to deduct and withhold such taxes from the Fee and/or otherwise resulting from Player's receipt of Professional Basketball Earnings or NIL Earnings.

4.6   Payment Method. Except as otherwise approved by Fan Stake in writing, each payment of the Fan Stake Payments shall be made in US Dollars via wire transfer pursuant to the wire transfer instructions provided by Fan Stake to Player in writing, as may be updated by Fan Stake from time to time.

4.7   Additional Provisions.

(a)   In the event that Player is prohibited from making payment of any installment of Fan Stake Payments at the time when same is due and payable to Fan Stake hereunder by reason of any applicable laws, Player shall promptly notify Fan Stake and, at Fan Stake's request, Player shall deposit any such blocked funds to the credit of Fan Stake in a bank or banks or other depository institution as permitted by law and designated in writing by Fan Stake, or pay them promptly to such persons or entities as Fan Stake may designate in writing consistent with applicable law.

(b)   Player acknowledges and agrees that time is of the essence in connection with performance of its obligations hereunder. In the event that any payment due to Fan Stake hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Fan Stake, (a) Player shall also pay to Fan Stake interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by applicable law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Fan Stake shall become immediately due and payable; and (c) Player shall reimburse Fan Stake for all costs and expenses (including related attorneys' fees) incurred by Fan Stake in connection with collecting or attempting to collect such payment.

4.8   Records; Audit Rights. Player shall maintain, during the Term and for at least twelve (12) months after termination of this Agreement, records of all items relating to

Professional Basketball Earnings and NIL Earnings during the Term, including, but not limited to all W2s, 1099s, K1s and any other documents related to Player's income. During the Term and for twelve (12) months thereafter, Fan Stake or its representatives may, at any time (but in no event more frequently than once during a twelve (12) month period) inspect and make copies of Player's records described herein. Such audit shall be at Fan Stake's sole cost and expense, provided that if an audit reveals an underpayment of any payments payable under this Agreement by greater than five percent (5%), then Player shall reimburse Fan Stake for its reasonable and documented audit costs. Player shall promptly pay to Fan Stake any underpaid amount, together with any interest thereon as provided in Section 4.7(b). Fan Stake shall provide Player with at least thirty (30) days advance written notice prior to conducting any audit.

5. OTHER OBLIGATIONS

5.1   Contact Information. Player shall notify Fan Stake of any changes to Player's telephone number, address, and email address within five (5) business days of such change.

5.2   Obligations of Fan Stake. Fan Stake shall have no duties to Player other than providing the Fee and complying with the terms of this Agreement. Fan Stake has no duty to provide advice or support to Player regarding Player's basketball career or NIL Activities, and is not acting as an agent or advisor.

5.3   ROFR Encumbrance Rights. Player agrees that prior to selling, transferring, exchanging, or encumbering ("**Encumbrance**") any additional interest in Player's future earnings, whether Professional Basketball Earnings, Player NIL Earnings or any other form of earnings, Player shall provide Fan Stake with prior written notice of Player's intent to do so, along with the terms and conditions of that proposed Encumbrance. Player agrees that Fan Stake shall have the option to acquire the additional interest offered by Player on the same terms and conditions as the proposed Encumbrance. Fan Stake shall have 30 days after receiving Player's written notice to exercise its right of first refusal ("**ROFR**"). Fan Stake's ROFR shall terminate on the earlier of: (a) when Fan Stake declines the ROFR, or (b) 30 days after receiving Player's written notice.

6. INFORMATION RIGHTS

Player shall provide to Fan Stake such additional information as Fan Stake shall reasonably request from time to time (in a reasonable amount of time after such request) in connection with Player's receipt of Professional Basketball Earnings and NIL Earnings.

7. REPRESENTATIONS, WARRANTIES, AND COVENANTS.

7.1   Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; and (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party.

7

7.2 Player's Representations, Warranties, and Covenants. Player hereby represents, warrants, and covenants, as applicable, to Fan Stake that (a) Player has not entered into any agreement with any other entity under which such entity has the right to receive any portion of Player's Professional Basketball Earnings or Player NIL Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; and (b) Player will not grant such right without the prior written consent of Fan Stake.

7.3 Amateurism and NCAA Athletics Eligibility. Player understands that Player is responsible for understanding any rules governing amateurism, including those relating to the receipt of payment or compensation for use of Player's name, image, and likeness, and NCAA or other athletic eligibility rules and guidelines and the impact that the Fee may have upon Player's compliance with such rules or status or eligibility with any such governing body.

7.4 FTC and Platform Rules & Regulations. Player understands that Player is responsible for understanding and complying with the FTC rules and regulations governing endorsements and Social Media influencers, including, but not limited, as it relates to Player's performance of NIL Services and/or NIL Activities. Player also is responsible for understanding and complying with all Platform rules and terms of use.

7.5 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. Fan Stake shall not be liable for any claims or demands for commissions or otherwise of any agent or other representative of Player.

8. CONFIDENTIAL INFORMATION

8.1 Confidential Information. The terms of this Agreement (including the Fee and any repayment terms) and any additional information provided by: (i) Fan Stake to Player prior to and during the Term of this Agreement that Fan Stake designates as Confidential Information and/or is otherwise non-public in nature, and (ii) Player pursuant to Section 6 of this Agreement, shall be treated as "**Confidential Information.**" For purposes of this section, the Party providing confidential information shall be known as a "**Disclosing Party**" and the Party receiving confidential information shall be known as a "**Receiving Party.**" Fan Stake is the Disclosing Party with regard to the terms of this Agreement.

8.2 Use and Disclosure Restrictions. During the Term and for a period of two (2) years thereafter, both Parties agree (a) to protect Confidential Information from unauthorized dissemination and use; (b) to use Confidential Information only for the performance of this Agreement and the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 8.3; (d) to undertake whatever action is necessary (or authorize the other Party to do so in the name of such Party) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not to remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information by Fan Stake. The foregoing restrictions on disclosure and use shall not apply to the Disclosing Party or with respect to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Receiving Party; (b) was received by the Receiving Party from a third party without confidential or proprietary restriction before receipt from the Disclosing Party; or (c) becomes known to the Receiving Party without confidential or proprietary restriction.

8.3   **Exclusions.** The Receiving party may use or disclose Confidential Information of the Disclosing Party if (i) approved in writing by the Disclosing Party or (ii) the Receiving Party is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Receiving Party shall cooperate with the Disclosing Party, at the Disclosing Party's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. Player may disclose the terms and conditions of this Agreement: (a) in confidence, to legal counsel; (b) in confidence, to any person or agency with which Player has signed a contract to serve as an agent, accountants, banks, and financing sources and their advisors; and (c) in connection with the enforcement of this Agreement or any rights hereunder.

8.4   **Equitable Relief.** The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of the other Party's Confidential Information or any other breach of any provision of this Section 8 will cause irreparable harm and significant injury to the other Party, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, each Party agrees that the other Party, in addition to any other available remedies, shall have the right to seek an immediate equitable relief enjoining any breach or threatened breach of this Section 8 without the necessity of posting any bond or other security. Each Party shall notify the other Party in writing immediately upon becoming aware of any such breach or threatened breach.

9.   **INDEMNIFICATION.**

9.1   **Indemnification by Player.** Player shall defend, indemnify and hold Fan Stake, its affiliates, officers, directors, employees, agents, consultants and independent contractors (the "**Fan Stake Indemnified Parties**") harmless against any loss, liability, damage or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party) (a) any breach by Player, including directly or indirectly by any Player affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Player; or (c) enforcing the indemnification rights of the Fan Stake Indemnified Parties hereunder.

9.2   **Indemnification Process.** In the event that a Fan Stake Indemnified Party receives an assertion of any claim or demand or commencement of any proceeding against the Fan Stake Indemnified Party by any third party (a "**Claim**"), the Fan Stake Indemnified Party shall promptly deliver a written notice to Player of the Claim; provided that delay or failure to notify Player shall not relieve Player of any liability that it may have to the Fan Stake Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Fan Stake Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Fan Stake Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within twenty (20) days after delivery of such notice, Player may, upon written notice thereof to the Fan Stake Indemnified Party, assume control of the defense of such Claim with counsel selected by Player, subject to the Fan Stake Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Player does not so assume control of the defense of the Claim, the Fan Stake Indemnified Party shall have the right to control such defense at its own expense and Player shall have the right to participate in such defense at its own expense. If Player controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Fan Stake Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

10. LIMITATION OF LIABILITY.

Notwithstanding anything in this Agreement to the contrary: (a) in no event shall Fan Stake be liable to Player for any damages or other losses for loss of profits, loss of business, interruption of business, or for any indirect, special, incidental, punitive, or consequential damages of any kind or other economic loss arising from or relating to this Agreement, even if Fan Stake has been advised of the possibility of such damages, however caused, and (b) to the maximum extent allowed by applicable law, Fan Stake's entire liability arising from or relating to this Agreement or the subject hereof, under any legal theory (whether in contract, tort, indemnity or otherwise), if any, shall not exceed the Fee.

11. DISPUTE RESOLUTION

11.1 Binding Arbitration. Each Party agrees that binding arbitration under the Commercial Rules of Arbitration of the American Arbitration Association before a single arbitrator shall resolve any dispute or controversy arising in connection with this Agreement. Any such arbitration shall be conducted in Broward County, Florida. Judgment upon any award may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be binding and conclusive upon the Parties. In the event of any legal action or proceeding brought for the enforcement of this Agreement, the prevailing Party shall be entitled to recover reasonably incurred attorney's fees and costs. Notwithstanding, this agreement to binding arbitration shall not prevent either Party from seeking injunctive and/or other equitable relief from a court of competent jurisdiction.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two (2) years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator.

(c)   The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of this Agreement is void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's award shall be written, and binding on the Parties and may be entered as a judgment in any court of competent jurisdiction.

(d)   The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN ITS INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING.

(e)   The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of a party who is an individual.

11.2   Governing Law. This Agreement is to be construed in accordance with and governed by the internal laws of the State of Florida without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and duties of the parties.

12.   TERM AND TERMINATION.

12.1   Term. The term of this Agreement (the "**Term**") shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and until the earlier of: (a) Player's retirement from Professional Basketball Activities; (b) Player's full payment of Fan Stake Payments totaling the Cap (as later defined); and (c) Player's full payment of the Early Buyout Fee (as later defined). For purpose of this Agreement, the (i) "**Cap**" means the total amount equaling 385% of the Fee (i.e. USD $577,500.00), and (ii) "**Early Buyout Fee**" means the total amount equaling: (x) 200% of the Fee (i.e. $300,000.00), paid on or before the one (1) year anniversary of the Effective Date; (y) 250% of the Fee (i.e. $375,000.00), paid on or before the two (2) year anniversary of the Effective Date; or (z) 300% of the Fee (i.e. $475,000.00), paid on or before the three (3) year anniversary of the Effective Date.

12.2   Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Player and Fan Stake.

12.3   Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by such non-breaching Party.

or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

13.5 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the parties and reformed without further action by the parties to the extent necessary to make such provision valid and enforceable.

13.6 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

13.7 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitutes the entire agreement between the Parties concerning the subject matter hereof and supersedes all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including the Fan Stake Commitment Letter by and between Fan Stake and Player. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Fan Stake and Player.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives of the Parties as of the Effective Date.

Fan Stake, Inc.

By: [signature]
B Michael Friedman
President, Fan Stake, Inc.

Effective Date: 9/3/24

Player Name: Jazz Amani Gardner

Fee Amount: $150,000

Player Signature: [signature]

Player Address: 9460 Baldacci Road
Reno, NV 89521

Phone Number: 6263484151
Email Address: jazzgardner32@gmail.com

13

Exhibit A

IRREVOCABLE PAYMENT INSTRUCTIONS

Date:_____

PROFESSIONAL BASKETBALL EARNINGS / NIL EARNINGS SOURCE: _____

Address: _____

                _____

                _____

Attn: _____

Re: <u>Payment of Amounts to Fan Stake, Inc. ("Fan Stake")</u>

Ladies and Gentlemen:

I, Jazz Amani Gardner ("<u>Player</u>"), have entered into an agreement with Fan Stake (the "Agreement") pursuant to which, among other things, Player has assigned all right, title and interest in and to an amount equal five] percent (5%) of all gross monies or other consideration of any type (the "<u>Professional Basketball Amount</u>") that I may earn from PROFESSIONAL BASKETBALL EARNINGS and/or NIL EARNINGS from the following:

SOURCE:_____ ("<u>Company</u>").

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Company, unless and until Company receives written instructions from Fan Stake to the contrary, effective as of the date of this letter 1.) Company is hereby instructed and directed to pay Fan Stake 5% of all Professional Basketball Earnings or NIL Earnings from any amounts payable by Company to me (including, but not limited to any person or entity identified in my contract with Company); 2.) such amount shall be delivered to Fan Stake concurrent with any payment of the remaining amounts due to me; and 3.) payment shall be made by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Company receives any different instructions from Fan Stake with respect to the disposition of Professional Basketball Earnings or NIL Earnings, Company is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Fan Stake's right or authority to give such instructions.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instructions cannot be changed, modified, or terminated, except by written agreement signed by Fan Stake and Player. Photocopies of this letter shall be considered the same as originals.

Please also accept this letter as acknowledgement that I authorize Fan Stake to complete and execute any paperwork or forms which Company requires in order to fulfil the intent of this letter and to ensure that Fan Stake is paid in a timely manner.

Very Truly Yours,

By: Jazz Amani Gardner



_____
Player Signature

VIDEO TRANSCRIPT

Olivia Dunne Tells College Athletes How They Can Capitalize On Their Brand Under New NIL Rules

Transcript - 1:25 | Sep 27, 2023, 10:34PM EDT

0:00

[Music]

0:04

my life has been changed ever since the

0:06

NIL rule changed it's been changed for the

0:09

better obviously but um it's been a

0:11

whirlwind it's been so fun to be able to

0:14

work with these brands that I never had

0:15

the opportunity to work with before the

0:17

rule changed and I'm just really

0:19

grateful and how are you making money

0:21

these days I'm making money through

0:24

brand deals mostly um and hopefully one

0:27

day I will have my own product my own

0:30

thing that is my goal in the future I'm

0:32

not exactly sure what that is yet but I

0:34

do feel like I have an entrepreneurial

0:36

background so I want to put that to good

0:38

use give me a few ideas oh man

0:42

something something revolving around the

0:44

Livy brand like maybe some sort of merch

0:48

maybe some sort of gymnastics product

0:50

maybe something it could be anything

0:52

fashion Fitness um an app I'm not

0:56

exactly sure and in terms of you know

0:59

you brand deals right now what are

1:01

some of your Partnerships yeah I've

1:03

partnered with Theory, American Eagle and

1:06

I've partnered with Forever 21 and it's

1:08

just such an honor because before the NIL

1:11

 rule change we couldn't work with some

1:14

of our favorite Brands and ever since I

1:16

partnered with them it's been a dream

1:18

come

1:21

[Music]

1:28

true

EXHIBIT F

SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Fan Stake Inc
222 Lakeview Ave, Suite 800
West Palm Beach, FL 33401

Ladies and Gentlemen:

The undersigned understands that Fan Stake Inc, a corporation organized under the laws of Florida (the "Company"), is offering up to $5,000,000.00 of shares of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated September 20, 2024 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59pm New York time on September 15, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by Koreconx and Clear Trust (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Andes Capital Group LLC (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Fan Stake Inc 222 Lakeview Ave, Suite 800 West Palm Beach, FL 33401 E-mail: michael@moneylinesports.com Attention: B. Michael Friedman, CEO
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

FAN STAKE INC
By_____   Name: Title: